[NORTH BANCSHARES, INC. LETTERHEAD]

~~{___________ __}~~**[June 30]**, 2004

Dear Fellow Stockholder:

On behalf of the Board of Directors and management of North Bancshares (the "Company"), I cordially invite you to attend the Company's Special Meeting of Stockholders (the "Meeting"). The Meeting will be held at 3:00 p.m., local time, on ~~{___________ __}~~**[August 6]**, 2004 at the Company located at 100 West North Avenue, Chicago, Illinois.

At the Meeting, the stockholders of the Company will be asked to consider and vote on the approval and adoption of an Agreement and Plan of Merger dated April 8, 2004 (the "Agreement"), providing for the acquisition of the Company by Diamond Bancorp, Inc. ("Diamond") in a merger. If the merger is completed, you will receive a cash payment of $22.75 per share for the shares of the Company's common stock that you own ("Merger Consideration"), subject to your appraisal rights under Delaware law, as more fully explained in the enclosed Proxy Statement. Upon completion of the merger, you will no longer own any stock or have any interest in the Company, and you will not receive any stock of Diamond in the merger. The merger is expected to be completed in the third quarter of 2004.

The Company's Board of Directors has determined that the merger is fair and in the best interests of the Company and its stockholders and unanimously recommends that you vote FOR the approval of the Agreement. Your Board of Directors has received the opinion of Keefe, Bruyette & Woods, Inc. that the Merger Consideration is fair to the stockholders of the Company from a financial point of view.

YOUR VOTE, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD, IS EXTREMELY IMPORTANT. UNLESS A SUFFICIENT NUMBER OF STOCKHOLDER VOTES IS RECEIVED, THE AGREEMENT CANNOT BE APPROVED. THE BOARD OF DIRECTORS THEREFORE URGES YOU TO VOTE FOR THE AGREEMENT ON THE ENCLOSED PROXY CARD AND RETURN THE PROXY CARD AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. IF YOUR SHARES ARE WITH A BANK OR BROKER, CHECK YOUR PROXY CARD TO SEE IF YOU CAN ALSO VOTE BY TELEPHONE OR THROUGH THE INTERNET. VOTING AS EARLY AS POSSIBLE WILL SAVE THE COMPANY ADDITIONAL EXPENSE IN SOLICITING PROXIES AND WILL ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING.

The enclosed Proxy Statement provides you with detailed information about the Agreement and the merger. I urge you to read the enclosed materials carefully before voting. Even if you plan to attend the Special Meeting, please complete, sign and return the enclosed proxy card. Please do not send your common stock certificates at this time. If the merger is consummated, you will be sent instructions regarding the surrender of your stock certificates. We look forward to seeing you at the Meeting. On behalf of the Board of Directors of the Company, I wish to thank you for your continued support.

Very truly yours,

Mary Ann Hass
Chairman of the Board

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY.

NORTH BANCSHARES, INC.
100 West North Avenue
Chicago, Illinois 60610-1399
(312) 664-4320

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be Held on ~~[_____ __]~~**[August 6]**, 2004

Notice is hereby given that a Special Meeting of Stockholders (the "Meeting") of North Bancshares, Inc. (the "Company") will be held at the main office of the Company, located at 100 West North Avenue, Chicago, Illinois at 3:00 p.m., Chicago, Illinois time, on ~~[_____ __]~~**[August 6]**, 2004.

A Proxy Card and a Proxy Statement for the Meeting are enclosed.

At the Meeting, you will be asked to consider and vote on the following:

1.   The approval and adoption of the Agreement and Plan of Merger, dated as of April 8, 2004 (the "Agreement"), by and between the Company and Diamond Bancorp, Inc. ("Diamond"), pursuant to which a subsidiary of Diamond will be merged with and into the Company, the stock of the Company will be cancelled and the stockholders of the Company will receive cash in the amount of $22.75 per share for the shares of the Company held by them immediately prior to the merger (the "Merger Consideration"); and

such other matters as may properly come before the Meeting, or any adjournments or postponements thereof. The Board of Directors is not aware of any other business to come before the Meeting.

Action may be taken on this proposal at the Meeting or on any date or dates to which the Meeting may be adjourned or postponed. The board of directors of the Company has selected ~~[_____ __]~~**[June 23]**, 2004, as the record date for the Meeting. Only stockholders of record at the close of business on the record date are entitled to notice of and to vote at the Meeting and at any postponement or adjournment thereof.

As a stockholder of the Company, you have an appraisal right under applicable provisions of Delaware law to receive payment of the fair value of your shares of Company common stock in a state court proceeding. In order to exercise this appraisal right, you must deliver to the Company a written demand for payment for your shares before the approval of the Agreement is voted on at the Meeting, and you must not vote in favor of the approval of the Agreement. Merely voting against the approval of the Agreement or abstaining from voting is not sufficient to perfect your appraisal right. A copy of the Delaware statutory provisions regarding this appraisal right is included as Appendix C to the accompanying Proxy Statement and a summary of these provisions can be found in the Proxy Statement under "STOCKHOLDER APPRAISAL RIGHT."

Please complete, date and sign the enclosed proxy card promptly and return it in the accompanying postage prepaid envelope, whether or not you expect to attend the Meeting, in order to assure that your shares of common stock will be represented. No matter how many or how few shares of common stock you own, your vote is important. Since mail delays occur, IT IS IMPORTANT THAT THE PROXY CARD BE MAILED WELL IN ADVANCE OF THE DATE OF THE MEETING. Any stockholder giving a proxy has the right to revoke it at any time before it is voted. If you receive more than one proxy card because your shares of common stock are registered in different names or addresses, each proxy card should be signed and returned to ensure that all your shares of common stock will be voted promptly.

Your attention is directed to the Proxy Statement accompanying this Notice for a more complete description of the Agreement and the merger.

BY ORDER OF THE BOARD OF DIRECTORS

Victor E. Caputo
Corporate Secretary

Chicago, Illinois
{~~_____ __~}**[June 30]**, 2004

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

PROXY STATEMENT
TABLE OF CONTENTS

NORTH BANCSHARES, INC.
100 West North Avenue
Chicago, Illinois 60610-1399
_____

PROXY STATEMENT FOR
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD {_____ __}[AUGUST 6], 2004
_____

This proxy statement is being furnished to stockholders of North Bancshares, Inc. (the "Company") in connection with the solicitation of proxies by the board of directors of the Company for use at the special meeting to be held on {_____ __}[August 6], 2004 (the "Meeting"). At the Meeting, the Company's stockholders will be asked to consider and vote on the approval and adoption of the Agreement and Plan of Merger, dated April 8, 2004 (the "Agreement"), providing for the acquisition of the Company by Diamond Bancorp, Inc. ("Diamond") in a merger transaction. If the merger is completed, Company stockholders will receive a cash payment of $22.75 per share for their shares of the Company's common stock ("Merger Consideration"). A stockholder's receipt of the Merger Consideration is subject to the exercise of appraisal rights under Delaware law, which is explained in more detail in this proxy statement. A copy of the Agreement is attached to this proxy statement as Appendix A.

SUMMARY OF PROXY STATEMENT

This Summary highlights selected information in this proxy statement and may not contain all of the information important to you. To understand the Agreement more fully and for a more complete description of the legal terms of the proposed merger, you should read this entire document carefully, including the appendices.

THE MEETING AND STOCKHOLDER VOTE

Location and Time of Meeting

A Meeting of the stockholders of the Company will be held at 3:00 p.m., local time, on {_____, _____ __}[Friday, August 6], 2004, at the main office of the Company located at 100 West North Avenue, Chicago, Illinois.

Matters for Stockholder Action at the Meeting

At the Meeting, stockholders of the Company will be asked to vote on the approval and adoption of the Agreement by and between the Company and Diamond providing for the acquisition of the Company by Diamond in a merger. See "MEETING OF STOCKHOLDERS - Purpose of Meeting."

The date of this proxy statement and the date on which it and the accompanying documents are first being sent or given to stockholders is {_____}[June 30], 2004.

Stockholders Eligible to Vote

Holders of shares of the Company's common stock can vote at the Meeting if the holder owned common stock of the Company at the close of business on the designated record date of ~~[_____ __]~~**[June 23]**, 2004. There were 1,144,695 shares of the Company's common stock outstanding on that date. See "MEETING OF STOCKHOLDERS - Record Date; Voting Rights."

Vote Required to Adopt the Agreement

The affirmative vote of the holders of a majority of the outstanding shares of the Company's common stock as of ~~[_____ __]~~**[June 23]**, 2004, or 572,348 shares, is required to approve the Agreement. See "MEETING OF STOCKHOLDERS - Vote Required." Abstentions will have the same effect as a vote against the Agreement. Company stockholders who are executive officers and directors (including persons who were directors as of the date of execution of the Agreement but are no longer directors) of the Company and affiliates of Diamond, owning 416,920, or approximately 36.42%, of the shares of common stock, have already agreed that their shares will be voted in favor of the approval of the Agreement. See the discussion under the caption "THE MERGER AND THE AGREEMENT - Support Agreements" for more information.

Procedures for Voting

Stockholders should read this proxy statement and the appendices carefully to consider the proposal. A stockholder can vote by mailing a signed proxy card in the enclosed pre-addressed, postage prepaid envelope as soon as possible, so that the holder's shares may be represented and voted at the Meeting. In order to ensure that all shares are represented and voted at the Meeting, stockholders are encouraged to mail a completed proxy card, even if they currently plan to attend the Meeting in person. Any signed proxy card returned to the Company that does not indicate how the holder wants to vote will be treated as voting "FOR" approval and adoption of the Agreement at the Meeting. Stockholders also may vote in person by attending the Meeting and notifying the inspector of election. A stockholder may revoke a proxy at any time before the Meeting as set forth under the caption "MEETING OF STOCKHOLDERS - Voting and Revocation of Proxies."

Stockholders of the Company should not return their stock certificates with their proxies or prior to receiving a letter of transmittal from an exchange agent designated by Diamond.

Recommendation of the Company's Board

Your board of directors unanimously recommends that you vote <u>FOR</u> the approval and adoption of the Agreement.

PARTIES TO THE MERGER

The Company

2

The Company is the holding company for its wholly owned subsidiary, North Federal Savings Bank, a federally chartered savings bank headquartered in Chicago, Illinois ("North Federal"). North Federal is a community-oriented financial institution operating from its main office in Chicago and one additional retail banking facility in Wilmette, Illinois. The Company's business consists entirely of the operations of North Federal and providing general support services to North Federal. The Company's principal executive offices are located at 100 West North Avenue, Chicago, Illinois 60610-1399, and its phone number there is (312) 664-4320.

At March 31, 2004, the Company had consolidated assets of $133.3 million, consolidated deposits of $86.2 million and consolidated stockholders' equity of $13.6 million. For additional information regarding the Company, see "BUSINESS AND FINANCIAL STATEMENTS OF THE COMPANY."

Diamond

Diamond is a wholly-owned subsidiary of Northbrook Investments, LLC, an Illinois limited liability company and 9.71% stockholder of the Company. The principals of Diamond have over 75 years experience in the financial services industry, including banking, insurance, brokerage and money management.

THE MERGER AND THE AGREEMENT

Structure of the Merger

If the Agreement is approved and adopted by the Company's stockholders at the Meeting, the required regulatory approvals are obtained, and the parties satisfy or waive the other conditions of the Agreement, an interim subsidiary of Diamond will merge with and into the Company. The Company will continue as the surviving corporation and as a wholly owned subsidiary of Diamond. Following the merger, the directors and officers of the interim subsidiary of Diamond immediately prior to the effective time of the merger will become the directors and officers of the surviving corporation. If the Agreement is not approved at the Meeting, the required regulatory approvals are not obtained or the other conditions to the merger are not satisfied, the Company and Diamond will continue as separate entities and all holders of the Company's common stock at that time will remain stockholders of the Company. See "THE MERGER AND THE AGREEMENT - Overview of the Transaction."

Regulatory Approvals and Completion of the Merger

We hope to complete the merger in the third quarter of 2004. The merger cannot occur unless the Company's stockholders owning at least a majority of the outstanding shares of common stock approve and adopt the Agreement and the required regulatory filings are made and approvals received, in addition to certain other customary conditions. See "THE MERGER AND THE AGREEMENT - Regulatory Approvals."

Conditions to Completing the Merger

The completion of the merger depends on a number of conditions being met. Conditions to consummation of the merger include, among other things, approval and adoption of the Agreement by holders of at least a majority of the outstanding shares of the Company's common stock, receipt of all required regulatory approvals, continued accuracy of representations and warranties made by the Company and Diamond in the Agreement and the satisfaction of closing conditions set forth in the Agreement. The Company cannot be certain if these conditions will be met or waived. See "THE MERGER AND THE AGREEMENT - Other Terms of the Merger -- *Conditions to Completing the Merger.*"

Dividend Limit

The Company has agreed not to pay any dividends or make any other capital distribution to its stockholders prior to completing the merger other than its regular quarterly cash dividends of $0.08 per share (consistent with past practices). See "THE MERGER AND THE AGREEMENT - Other Terms of the Merger -- *Business Pending Effective Time*."

Agreement Not to Solicit Other Proposals

The Company has agreed not to initiate, solicit or encourage any acquisition proposal with a third party, negotiate or discuss an acquisition proposal with a third party or enter into any agreement that would require it to abandon or terminate the merger with Diamond. Despite these agreements, the board of directors of the Company, prior to the Meeting, may generally negotiate or have discussions with, or provide information to, a third party who makes an unsolicited, written bona fide acquisition proposal. This authority to discuss or negotiate another acquisition proposal may be exercised only if the Company's board of directors, in good faith and after receipt of advice from outside legal counsel and its financial advisor, determines that failure to take this action is reasonably likely to result in a violation of its fiduciary duties to the Company's stockholders and the unsolicited acquisition proposal is a more favorable transaction than the transaction contemplated by the Agreement with Diamond. See "THE MERGER AND THE AGREEMENT" - Other Terms of the Merger -- *No Solicitation.*"

Amendments or Waivers

The Company and Diamond can agree to amend the Agreement, and each of them can waive its right to require the other party to adhere to the terms and conditions of the Agreement, where the law allows. However, if the Company's stockholders approve the Agreement, Diamond and the Company cannot approve any amendment or waiver that reduces or changes the Merger Consideration without the approval of the Company's stockholders. "THE MERGER AND THE AGREEMENT - Waiver; Amendment."

Termination

Diamond and the Company can mutually agree to terminate the Agreement at any time prior to the closing of the merger. In addition, either Diamond or the Company may terminate the Agreement if:

- the other party breaches in any material respect any material representation or warranty, covenant or agreement made in the Agreement, and the breaching party does not cure the breach within 30 days after receiving notice of the breach or the breach cannot be cured, unless the party seeking to terminate is in breach of the Agreement;

- any governmental approval necessary to consummate the merger or Diamond's ownership of North Federal is denied or requested or recommended to be withdrawn by the governmental agency it is filed with, unless the denial, or request or recommendation for withdrawal is due to the failure of the party seeking to terminate to perform under the Agreement;

- the stockholders of the Company do not approve and adopt the Agreement, or

- the merger is not consummated on or before February 28, 2005, unless the party seeking termination is in breach of the Agreement.

Diamond may also terminate the Agreement if:

- the Company's board fails to publicly recommend approval and adoption of the Agreement by the stockholders or withdraws, modifies or changes its recommendation prior to the stockholders' approving and adopting the Agreement;

- prior to June 30, 2004, remedial or corrective action on real property owned or leased by the Company in excess of $500,000 is determined to be necessary (pursuant to applicable law or environmental reports); or

- prior to January 31, 2005, and despite Diamond's best efforts, any regulatory approval necessary to consummate the merger has not been obtained, unless Diamond is in breach of the Agreement.

The Company may also terminate the Agreement if:

- the Company receives a superior offer from another party as described in more detail at "THE MERGER AND THE AGREEMENT - Other Terms of the Merger -- *No Solicitation*."

Payments Associated With Terminations

The Company is required to pay to Diamond $1,750,000 for certain terminations provided for in the Agreement. Diamond shall forfeit up to $2,000,000, which has been deposited by Diamond with the Company pursuant to the Agreement, for certain terminations provided for in the Agreement. See "THE MERGER AND THE AGREEMENT - Other Terms of the Merger -- *Payments Associated with Certain Terminations of the Agreement*."

THE MERGER CONSIDERATION AND STOCKHOLDER RIGHTS

The Merger Consideration

The Merger Consideration payable by Diamond to the Company's stockholders shall be $22.75 per share in cash. Diamond will be required to pay approximately $23.5 million for the 1,033,524 shares issued and outstanding as of the record date (excluding the 111,171 shares held by affiliates of Diamond). In addition, Diamond will be required to pay $365,000 as payment for outstanding stock options, which will not be exercised prior to the closing of the merger. See "THE MERGER AND THE AGREEMENT - Interests of the Company's Insiders in the Merger -- *Payment for Company Options and Restricted Stock*." As a result, the aggregate cash consideration to be paid by Diamond would be approximately $23.9 million. Diamond has represented to the Company in the Agreement that it will have sufficient funds available immediately prior to the closing of the merger to pay the aggregate Merger Consideration and payment for outstanding options. Pursuant to the Agreement, each share of common stock of the Company outstanding immediately prior to the time at which the merger becomes effective (other than shares the holders of which have exercised dissenters' rights of appraisal) will be converted into the right to receive the Merger Consideration from Diamond (other than the shares held by affiliates of Diamond), and the stockholders of the Company will no longer have an ownership interest in the Company.

Fairness of Merger Consideration

Keefe, Bruyette & Woods, Inc. ("KBW"), the Company's financial advisor, has delivered to the Company's board of directors its opinion that, as of April 8, 2004, the date the Agreement was entered into, the Merger Consideration was fair to the holders of the Company's common stock, from a financial point of view. A copy of this opinion is provided as Appendix B to this document. You should read this opinion and the description of it in this proxy statement completely to understand the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review made by KBW in providing this opinion. See "OPINION OF THE COMPANY'S FINANCIAL ADVISOR."

Tax Consequences to Company Stockholders

For federal income tax purposes, the exchange of shares of the Company's common stock for the cash Merger Consideration generally will cause a stockholder to recognize a gain or loss measured by the difference between the amount of Merger Consideration and the holder's tax basis in the shares of the Company's common stock. If these shares are held as a capital asset, this gain or loss will be a capital gain or loss. Stockholders also may be subject to state and local taxes as a result of the exchange of common stock for cash. See the discussion under the caption "MATERIAL TAX CONSEQUENCES TO STOCKHOLDERS OF THE COMPANY" for more information.

Your tax basis in the shares of the Company's common stock that you own is not information that can be provided by the Company. Accordingly, the tax consequences of the merger to you will depend on your own situation. You should consult with your own tax advisors for a full understanding of the tax consequences of the merger to you.

Appraisal Right

Delaware law provides each stockholder with an appraisal right in the merger. This means that if a stockholder is not satisfied with the amount of Merger Consideration, that person is entitled to dissent from the Agreement and receive payment based on an independently determined valuation. To exercise your appraisal rights, you must deliver a written demand for payment for your shares to the Company before the Meeting and must not vote in favor of the Agreement. Written demands for payment should be addressed to North Bancshares, Inc. at 100 West North Avenue, Chicago, Illinois 60610-1399, Attention: Joseph A. Graber, President and Chief Executive Officer. A vote against the Agreement or abstaining from voting will not constitute a demand for payment. Your failure to follow exactly the procedures specified under Delaware law will result in the loss of your appraisal rights. A copy of the appraisal rights provisions of Delaware law is provided as Appendix C to this Proxy Statement. See "STOCKHOLDER APPRAISAL RIGHT."

<u>Procedure for Receiving Merger Consideration</u>

After the completion of the merger, Diamond will cause an exchange agent it appoints to send the former stockholders of the Company a letter of transmittal to be used for surrendering stock certificates. In order to receive the Merger Consideration in a timely fashion after the consummation of the merger, a stockholder should complete that letter of transmittal and mail it in the pre-addressed, postage prepaid envelope promptly. You will not receive payment for your shares unless and until the letter of transmittal is received by Diamond's exchange agent in the proper form. See "THE MERGER AND THE AGREEMENT - Surrender of Stock Certificates."

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS

Some of the Company's directors and executive officers may have an interest in the merger that is different from, or in addition to, their interest as stockholders of the Company. These interests exist because of the rights that these directors and executive officers have under the terms of their benefit and compensation plans and also, in the case of the executive officers, under the terms of various agreements with the Company. These agreements provide some executive officers with severance benefits if their employment is terminated under specified circumstances in connection with or following the merger. These interests also arise from provisions of the Agreement relating to director and officer indemnification and insurance, the payment for outstanding options at closing and other employee benefits after the merger. See "THE MERGER AND THE AGREEMENT - Interests of the Company's Insiders in the Merger."

Joseph A. Graber, the President and Chief Executive Officer of the Company, will be retiring, effective as of the closing of the merger. Mr. Graber will be paid $421,590 under his employment agreement with the Company, as a result of his termination upon the change in control. See "THE MERGER AND THE AGREEMENT- Interests of the Company's Insiders in the Merger -- *Termination of Current Employment Agreements.*"

Victor E. Caputo, the Executive Vice President and Chief Operating Officer of the Company, has been offered employment at North Federal after the merger, at his current salary. In the event that his employment is involuntarily terminated within twelve months of the completion of the merger, he will also be paid $315,445 under his existing employment agreement. See "THE MERGER AND THE AGREEMENT - Interests of the Company's Insiders in the Merger -- *Termination of Current Employment Agreements.*"

Martin W. Trofimuk, the Vice President and Treasurer of the Company, has been offered employment at North Federal after the merger, at his current salary. In the event that his employment is involuntarily terminated within twelve months of the completion of the merger, he will be paid $64,920 under his existing employment agreement. See "THE MERGER AND THE AGREEMENT - Interests of the Company's Insiders in the Merger -- *Termination of Current Employment Agreements.*"

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┌─────────────────────────────────────────────────────────────────────────┐
│                                                                           │
│  QUESTIONS ABOUT THE MERGER                                               │
│                                                                           │
│  If you have questions about the merger you should contact:              │
│                                                                           │
│         Joseph A. Graber                                                  │
│         President and Chief Executive Officer                            │
│         North Bancshares, Inc.                                           │
│         Telephone: (312) 664-4320                                        │
│                                                                           │
└─────────────────────────────────────────────────────────────────────────┘
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The foregoing information concerning the Agreement provides only a summary of significant features of the merger and the Agreement. More detailed information about the merger and Agreement is contained in the remainder of this proxy statement and the Appendices. As you deliberate on how to vote on the Agreement, you should <u>not</u> rely exclusively on the Summary and, instead, are urged to review the entire proxy statement, including the Appendices.

MEETING OF STOCKHOLDERS

PLACE, DATE AND TIME

This proxy statement is being furnished to you in connection with the solicitation of proxies by the board of directors of the Company for use at a Meeting of stockholders to be held at 3:00 p.m., local time, on ~~[_____, _____ __]~~**[Friday, August 6]**, 2004, and at any adjournments or postponements thereof.

PURPOSE OF MEETING

At the Meeting, you will be requested to vote upon a proposal to approve and adopt the Agreement by and between the Company and Diamond. The Agreement provides for the acquisition of the Company by Diamond through the merger of an interim, wholly owned subsidiary of Diamond with and into the Company. In that merger, the Company's existing common stock will be cancelled, and the Company will become a wholly owned subsidiary of Diamond. Upon consummation of the merger, each outstanding share of the Company's common stock (except for the shares already held by affiliates of Diamond) will be converted into the right to receive the Merger Consideration of $22.75 per share in cash (subject to a stockholder's exercise of the appraisal right explained in this proxy statement under "STOCKHOLDER APPRAISAL RIGHT").

RECORD DATE; VOTING RIGHTS

The board of directors has fixed the close of business on ~~[_____ ___]~~**[June 23]**, 2004 as the record date for the determination of stockholders of the Company entitled to receive notice of and to vote at the Meeting. On ~~[_____ __]~~**[June 23]**, 2004, there were 1,144,695 shares of the Company's common stock outstanding. Each holder of the Company's common stock is entitled to one vote per share held of record on ~~[_____ __]~~**[June 23]**, 2004.

QUORUM

The presence at the Meeting, in person or by proxy, of at least one-third of the outstanding shares of the Company's common stock will constitute a quorum. If a stockholder abstains from voting but returns a valid proxy or attends the Meeting, that stockholder's shares will be counted for purposes of determining the existence of a quorum. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal, because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Under applicable rules, brokers, banks and other nominees may not exercise their voting discretion on the proposal to approve and adopt the Agreement, and, for this reason, may not vote shares held for beneficial owners without specific instructions from the beneficial owners.

VOTE REQUIRED

The Company's certificate of incorporation requires the affirmative vote of the holders of a majority of its outstanding shares of common stock to approve the Agreement. Abstentions, broker non-votes and other failures to vote will have the same effect as votes against the Agreement. As of {̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶}**[June 23]**, 2004, directors (including persons who were directors as of the date of execution of the Agreement but are no longer directors) and executive officers of the Company owned 305,749 shares of the Company's common stock, not including shares that may be acquired upon the exercise of stock options. Affiliates of Diamond own an additional 111,171 shares. This total equals approximately 36.42% of the shares outstanding on {̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶}**[June 23]**, 2004. All of the Company's directors and executive officers, and the affiliates of Diamond, entered into agreements with Diamond to vote their shares in favor of approval and adoption of the Agreement.

SHARES HELD BY A NOMINEE

If a stockholder is a beneficial owner of shares of the Company's common stock held by a broker, bank or other nominee (*i.e.*, in "street name"), the stockholder will need proof of ownership to be admitted to the Meeting. A recent brokerage statement or letter from a bank or broker indicating that the stockholder was the beneficial owner of the Company's common stock on {̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶}**[June 23]**, 2004, is valid proof of ownership. If the stockholder wants to vote shares of the Company's common stock held in street name in person at the Meeting, the stockholder will have to get a written proxy in the stockholder's name from the broker, bank or other nominee who holds the stockholder's shares.

PARTICIPANTS IN THE COMPANY'S EMPLOYEE STOCK OWNERSHIP PLAN

Persons who participate in the Company's employee stock ownership plan will receive a voting instruction form that reflects all shares he or she may vote under the plan. Under the terms of the employee stock ownership plan, all shares held in the employee stock ownership plan are voted by the plan trustee, but each participant in the employee stock ownership plan may direct the trustee how to vote the shares of the Company's common stock allocated to his or her employee stock ownership plan account. Where properly executed voting instructions are returned to the plan trustee with no specific instruction on how to vote at the meeting, the plan trustee will vote the shares <u>FOR</u> approval of the Agreement. As for allocated shares for which the trustee does not receive timely voting instructions, the trustee will not vote the shares. Unallocated shares of the Company's common stock held by the employee stock ownership plan trust will be voted by the plan trustee in the same proportion as shares for which the trustee has received voting instructions, subject to the exercise of its fiduciary duties. The deadline for returning your voting instructions to the plan trustee is {̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶}**[July 30]**, 2004.

VOTING AND REVOCATION OF PROXIES

Shares of the Company's common stock represented by a properly signed proxy which is received at or prior to the Meeting, unless subsequently revoked, will be voted at the Meeting in accordance with the instructions on the proxy. If a proxy is signed and returned without indicating any voting instructions, shares of the Company's common stock represented by the proxy will be voted "FOR" approval of the Agreement.

If shares of the Company's common stock are held in street name, a stockholder will receive instructions from the broker, bank or their nominee holding the shares, which the stockholder must follow in order to have his, her or its shares voted.

Any proxy given in connection with this solicitation may be revoked by the person giving it at any time before the Meeting by filing either an instrument revoking it or a duly executed proxy bearing a later date with the Secretary of the Company prior to or at the Meeting or by voting the shares subject to the proxy in person at the Meeting. Attendance at the Meeting in person will not in and of itself constitute a revocation of a proxy.

If any other matter is properly presented for consideration at the Meeting, the persons named in the proxy card will have the discretion to vote on such matter in accordance with their best judgment. The Company is not aware of any matters to be presented at the Meeting, other than the approval and adoption of the Agreement. The affirmative vote of the holders of a majority of the shares of Company common stock present and voting on the matter may authorize the adjournment or postponement of the Meeting. No proxy that is voted against adoption of the Agreement will be voted in favor of adjournment or postponement to solicit further proxies for that proposal.

SOLICITATION OF PROXIES

The Company will pay the cost of this proxy solicitation. In addition to solicitation by mail, the directors, officers, employees and agents of the Company may solicit proxies from the Company's stockholders, either personally or by telephone or other form of communication. None of these persons who solicit proxies will be specifically compensated for such services. Nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners. The Company will reimburse such nominees, fiduciaries and other custodians for the reasonable out-of-pocket expenses incurred by them in connection with this process. The Company has also retained Morrow & Company, as its proxy solicitor to assist in the process of obtaining a favorable vote on the Agreement. The proxy solicitor will be paid $5,500. In addition, the Company will bear its own expenses in connection with the solicitation of proxies for the Meeting.

PRINCIPAL HOLDERS OF THE COMPANY'S COMMON STOCK

Stockholders of record as of the close of business on {‾‾‾‾‾‾‾‾}[June 23], 2004, will be entitled to vote at the Meeting. As of that date, there were 1,144,695 shares of the Company's common stock issued and outstanding. The following table sets forth as of {‾‾‾‾‾‾‾‾}[June 23], 2004, information regarding share ownership of: (i) those persons or entities known by management to beneficially own more than five percent of the Company's common stock; (ii) each director and executive officer of the Company; and (iii) all directors and officers of the Company and as a group. Except where otherwise noted, the address for each holder listed below is: c/o North Bancshares, Inc., 100 West North Avenue, Chicago, Illinois 60610-1399.

Beneficial Owner	Shares Beneficially Owned	Percent of Class
North Bancshares, Inc. Employee Stock Ownership Plan	122,016[1]	10.66%
Northbrook Investments LLC David Hokin Rob Rubin 500 Skokie Blvd., Suite 310 Northbrook, Illinois 60062	111,171[2]	9.71
Mary Ann Hass/Elmer L. Hass	106,922[3]	9.34
Robert H. Rusher	73,495[4]	6.42
Joseph A. Graber President and Chief Executive Officer	90,307[5]	7.81
Victor E. Caputo Executive Vice President and Chief Operating Officer	26,101[6]	2.26
Frank J. Donati	4,600[7]	0.40
Mark Ferstel	7,765[8]	0.68
Gregory Rose	5,690[9]	0.50
Martin W. Trofimuk Vice President and Treasurer	21,370	1.87
Directors and executive officers of the Company as a group (7 persons)	262,755[10]	22.36

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[1]   The amount reported represents shares held by the Company's Employee Stock Ownership Plan ("ESOP"), all of which have been allocated to accounts of participants.   John P. Koch, the trustee of the ESOP, may be deemed to beneficially own the shares held by the ESOP. Pursuant to the terms of the ESOP, participants have the right to direct the voting of shares allocated to their accounts.

[2]   As reported by Northbrook Investments, LLC ("Northbrook"), Gary Hokin and Rob Rubin in a Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission on April 8, 2004. Mr. Hokin and Mr. Rubin reported having shared voting and dispositive powers over all shares listed. Northbrook is the parent entity of Diamond[.]

(3)   The Hasses are husband and wife. Mr. and Mrs. Hass are deemed to beneficially own all shares held directly or indirectly by either individual.

(4)   Includes shares held directly and jointly with his spouse. Also includes 4,800 shares held by family members as to which beneficial ownership is disclaimed.

(5)   Includes shares held directly and jointly with family members, as well as 11,251 shares subject to options granted under the 1995 Stock Option and Incentive Plan (the "Stock Option Plan") which are currently exercisable.

(6)   Includes 10,500 shares subject to options granted under the Stock Option Plan which are currently exercisable.

(7)   Includes 2,500 shares subject to options granted under the Stock Option Plan which are currently exercisable.

(8)   Includes 3,750 shares subject to options granted under the Stock Option Plan which are currently exercisable.

(9)   Includes 2,500 shares subject to options granted under the Stock Option Plan which are currently exercisable.

(10)   Includes shares held directly, as well as jointly with family members, and shares held in retirement accounts, allocated to ESOP accounts, held in a fiduciary capacity or by certain family members, with respect to which shares the group members may be deemed to have sole or shared voting and/or investment power. This amount also includes 30,501 shares in the aggregate subject to options granted under the Stock Option Plan which are currently exercisable.

BACKGROUND OF THE MERGER

The Company was organized by North Federal in 1993 for the purpose of acquiring all of the outstanding capital stock of North Federal in connection with North Federal's conversion from the mutual to stock form of organization. In connection with that conversion, the Company issued its common stock to the public. Upon completion of these transactions, the Company reported a tangible equity to assets ratio of approximately 22.4%. This substantial amount of capital was not unlike the level of capital reported by most other thrifts that completed mutual to stock conversions. The Company has been unable to effectively deploy all of this capital, which has resulted in a lower return on equity over the years for the Company as compared to that reported by its higher leveraged competitors.

One of the primary objectives of the board of directors and management of the Company is, and has been, to enhance stockholder value. Over the years, they have considered various strategies to accomplish this goal. These strategies have included internal retail growth through its primary lending and deposit products, regular quarterly cash dividends and stock repurchase programs. In addition, in an effort to increase efficiency and improve earnings, the Company considered deregistering its common stock with the Securities and Exchange Commission in 2003. Deregistration was not pursued due to the number of stockholders of record, the estimated cost of reducing this number, and the potential negative impact to stockholders by eliminating certain stockholders through a reverse stock split. As a result of the efforts taken by the Company since 1993, its tangible equity to assets ratio was reduced to 10.1% as of December 31, 2003.

From time to time, since 1993, the Company has been approached by others about a potential acquisition. The Board has consistently rejected consideration of these proposals, believing that its financial plans for the Company would maximize stockholder value.

In January 2004, the Company engaged KBW to evaluate alternative strategies under a stockholder enhancement program, including a potential sale of the Company. Over several months, KBW reviewed the Company's current operations, business plan, alternative opportunities to enhance stockholder value, the related risks and rewards of these options, and the current merger and acquisition market. This review included consideration of deregistration of the Company's common stock. After consultation with KBW, the Company's board and management identified various factors that could potentially limit their ability to continue to further enhance stockholder value without an outside strategic alliance. These factors included: (a) the strategic challenge of leveraging the Company's excess capital combined with the relatively low growth profile for its operations; (b) the execution risk that accompanies a strategy of remaining an independent community banking institution in an increasingly competitive banking environment; (c) the future valuation assigned by the capital market to a traditional thrift franchise; (d) the low average trading volume and liquidity of the Company's common stock; (e) anticipated expenditures required to implement new technology to remain competitive; (f) the increased competition for deposits; and (g) the expenditures required to re-position the Company in higher growth markets through a *de novo* branching strategy or a relocation of existing branches and the time required to recover the expenditures. After considering these various alternatives, the board decided to consider potential outside strategic alliances with another institution.

During February and March 2004, KBW contacted a number of financial institutions and other parties regarding a strategic partnership with the Company. In all thirty companies or individuals were contacted or approached regarding a possible strategic alliance with the Company. Seventeen of these persons signed confidentiality agreements. Seven companies submitted a written indication of interest. One party submitting an indication of interest was Diamond, which is affiliated with a significant stockholder in the Company that had previously indicated an interest in getting into the banking business.

The Company's board of directors began to review and evaluate the indications of interest with the assistance of KBW. During this review, KBW was contacted by counsel for Diamond, who requested the opportunity for its client to perform due diligence and negotiate the terms of a definitive agreement with the Company on an exclusive basis. After consultation with KBW and its counsel, the Company's board agreed that if Diamond submitted a revised indication of interest significantly higher than those already received, along with a good faith deposit to protect the Company in the event Diamond was unable to obtain required regulatory approval, it would provide a short period of time during which it would negotiate with Diamond while both parties performed a due diligence review on each other. The board did not, however, agree to act exclusively with Diamond.

After several discussions between representatives of both parties, Diamond increased its indication of interest to $22.75 per share, and agreed to provide a $2.0 million deposit upon execution of a definitive agreement.

The Company's board of directors determined that the revised Diamond proposal was sufficiently higher than any other proposal received such that, when considered along with the deposit, it was appropriate to proceed with Diamond on an expedited basis, while not abandoning the auction process. As a result, the Company immediately entered into negotiations with Diamond, and Diamond and the Company completed their review of each other. While the terms of the definitive agreement were negotiated, KBW conducted an analysis and review of the Merger Consideration in the revised Diamond proposal. At a meeting on April 8, 2004, KBW presented its opinion that the transaction was fair, from a financial point of view, to the holders of Company common stock and provided an analysis of the transaction to the board of directors of the Company. Counsel for the Company presented the proposed Agreement for the board's consideration. The proposed Agreement had been previously distributed to board members for their review. After a thorough discussion of the transaction, including a review of the due diligence findings regarding Diamond and its affiliates, the Company's board voted unanimously to approve the Agreement and authorized execution of the Agreement and related documents.

REASONS FOR THE MERGER

The Company's board has determined that the terms of the Agreement are advisable and in the best interests of the Company and its stockholders. In approving the Agreement, the board consulted with legal counsel as to its legal duties and the terms of the Agreement, and with KBW with respect to the financial aspects and fairness of the merger from a financial point of view. In arriving at its decision, the board also considered a number of factors, including:

- the financial condition, results of operations, capital levels, asset quality and prospects for the Company;

- the factors for affiliating with a strategic partner discussed with KBW which are summarized above;

- the written fairness opinion of KBW that the Merger Consideration to be received by the Company's stockholders pursuant to the Agreement was fair to them from a financial point of view;

- the deposit provided by Diamond upon execution of the Agreement and the terms under which it may be forfeited;

- the impact of the strategic partnership on the depositors, employees, customers and communities served by the Company; and

- the likelihood of receiving the required regulatory approvals in a timely manner.

The foregoing discussion of the information and factors considered by the Company's board is not intended to be exhaustive, but constitutes the material factors considered by the board. In reaching its determination to approve and recommend the Agreement, the board did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighed factors differently. The terms of the Agreement were the product of arm's length negotiations between representatives of the Company and Diamond.

RECOMMENDATION OF BOARD OF DIRECTORS

After careful and thorough consideration of the Agreement, the board of directors of the Company unanimously approved the Agreement as being in the best interests of the Company and its stockholders. **Accordingly, the board of directors of the Company unanimously recommends that you vote <u>FOR</u> the approval and adoption of the Agreement.**

THE MERGER AND THE AGREEMENT

The following discussion of the merger and the Agreement is qualified by reference to the copy of the Agreement attached hereto as Appendix A. This summary discusses the material provisions of the Agreement. Stockholders are urged to read the Agreement carefully. The Agreement is the legal document governing the merger.

OVERVIEW OF THE TRANSACTION

The boards of directors of the Company and Diamond have each unanimously approved the Agreement, which provides for the acquisition of the Company and North Federal by Diamond. Subject to the satisfaction or waiver of the conditions to the closing of the merger or the selection of an alternative structure provided for in the Agreement, this acquisition will be effected as follows:

- In the merger, a wholly owned subsidiary of Diamond will merge with and into the Company, with the Company as the surviving entity and becoming a wholly owned subsidiary of Diamond; and

- Each existing share of the Company's common stock, other than shares held by affiliates of Diamond, and any options for those shares outstanding just prior to the closing will be cancelled and converted into the right to receive the Merger Consideration (or, in the case of options, the excess of the Merger Consideration over the exercise price of the option), subject to the exercise of stockholder appraisal rights (see "- Merger Consideration" below and "STOCKHOLDER APPRAISAL RIGHT").

MERGER CONSIDERATION

Upon consummation of the merger, each share of common stock of the Company, other than those shares held by affiliates of Diamond, will be converted into the right to receive the Merger Consideration of $22.75 in cash, subject to each stockholder's appraisal right, as more fully explained in this proxy statement under "STOCKHOLDER APPRAISAL RIGHT." Upon completion of the merger, the current holders of the Company's stock will no longer own any Company stock or have any interest in the Company, and will not receive, as a result of the merger, any stock of Diamond or any of its affiliates.

Based upon the Merger Consideration of $22.75 per share, Diamond will be required to pay $23.5 million for the 1,033,524 shares issued and outstanding as of ~~[_____]~~**[June 23]**, 2004 (excluding the 111,171 shares held by affiliates of Diamond). In addition, ~~[the Company]~~ **[Diamond]** will be required to pay approximately $365,000 as payment for outstanding stock options, which will not be exercised prior to the closing of the merger. As a result, the aggregate cash consideration to be paid by Diamond would be approximately $23.9 million. See "- Interests of the Company's Insiders in the Merger -- *Payment for Company Options and Restricted Stock*." Diamond has represented to the Company in the Agreement that it will have sufficient funds available to pay the aggregate Merger Consideration immediately prior to the closing of the merger.

SURRENDER OF STOCK CERTIFICATES

Upon consummation of the merger, all of the then issued and outstanding shares of the Company's common stock, other than shares held by affiliates of Diamond, automatically will be cancelled and converted into the Merger Consideration, and the stock certificates for those shares will only serve as evidence of that right (subject to a stockholder's exercise of the appraisal right afforded under Delaware law). At that time, the stock transfer books of the Company will be closed, and no more transfers of the Company's shares will be made.

In order to receive the Merger Consideration, a stockholder must surrender the stock certificates for all Company shares owned by the stockholder to the exchange agent as instructed in materials to be provided by the exchange agent after the merger. The exchange agent will mail a letter of transmittal for use in surrendering these stock certificates within five business days of the merger. **Stockholders**

should not return their stock certificates with their proxies or prior to receiving the letter of transmittal and, instead, should wait to receive the materials from the exchange agent.

Holders of the Company's common stock who surrender their stock certificates to the exchange agent, together with a properly completed letter of transmittal, promptly will receive the Merger Consideration for those shares, without interest, after giving effect to any tax withholding required by law. If the payment is to be made for the benefit of a person other than the registered holder of the surrendered certificate, it will be a condition of payment that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the persons requesting such payment pay any transfer or other taxes required by reason of the payment to a person other than the registered holder or provide evidence reasonably satisfactory to the paying agent that such taxes have been paid or are not applicable. The letter of transmittal will provide instructions for providing evidence of ownership of shares of the Company's common stock, if the certificate evidencing those shares has been lost, stolen or destroyed. The receipt of the Merger Consideration for Company common stock will be a taxable event for the stockholder. See "MATERIAL TAX CONSEQUENCES TO STOCKHOLDERS OF THE COMPANY."

A Company stockholder will not be paid any portion of the Merger Consideration to which the stockholder is entitled unless the stockholder has submitted all stock certificates evidencing the stockholder's shares (or the required documentation for lost, stolen or misplaced certificates). No interest will be paid at any time on any portion of the Merger Consideration.

Stockholders may exercise an appraisal right afforded by Delaware law, which would include a demand for the fair value of the Company shares held by the stockholder. See "STOCKHOLDER APPRAISAL RIGHT" for more information. A stockholder exercising this appraisal right will not receive the Merger Consideration.

OTHER TERMS OF THE MERGER

Conditions to Completing the Merger. The obligations of the Company and Diamond to effect the merger are subject to the satisfaction or waiver of certain conditions. Following is a list of the material conditions (which does not include those already satisfied):

- The receipt of all regulatory approvals required to consummate the merger between the Company and Diamond's interim subsidiary. See "- Regulatory Approvals."

- The adoption of the Agreement by a majority vote of the holders of the outstanding shares of the Company's common stock.

- The consummation of the merger not violating any law or injunction, order or decree of any court or governmental body.

The obligations of Diamond and its interim subsidiary to effect the merger are subject to the satisfaction or waiver of the following additional conditions (which does not include those already satisfied):

- The representations and warranties of the Company contained in the Agreement being true and correct in all material respects at the closing of the merger or, if not true and correct, the underlying circumstances would not have a material adverse effect on the Company as defined in the Agreement.

- The Company performing or complying, in all material respects, with its agreements and covenants in the Agreement.

- The receipt of certificates from officers of the Company as provided for in the Agreement.

- No more than 10% of the outstanding shares of the Company's common stock shall have sought appraisal rights.

- The receipt by the Company of written consent from each third party to specified material agreements with the Company.

The obligations of the Company to effect the merger are subject to the satisfaction or waiver of the following additional conditions prior to the consummation of the merger (which does not include those already satisfied):

- The representations and warranties of Diamond contained in the Agreement being true and correct in all material respects at the closing of the merger or, if not true and correct, the underlying circumstances would not have a material adverse effect on Diamond as defined in the Agreement.

- Diamond and its interim subsidiary performing or complying with, in all material respects, its agreements and covenants in the Agreement.

- The receipt of certificates from officers of Diamond as provided for in the Agreement.

Representations and Warranties. Diamond and the Company have made customary representations and warranties to each other in the Agreement. For the contents of these representations and warranties, please refer to the copy of the Agreement attached hereto as Appendix A. These representations and warranties as to each party must be true throughout the completion of the merger, unless the change would not have a material adverse effect on the other party. See "-- *Conditions to Completing the Merger*," above. A breach of these representations and warranties could result in a termination of the Agreement. See "-- *Payments Associated with Certain Terminations of the Agreement*," below.

Business Pending Effective Time. Pursuant to the Agreement, the Company and Diamond have agreed to certain restrictions on their activities until the merger is completed or terminated. In general, both companies have agreed not to take any actions that would result in a breach of their respective representations and warranties or obligations under the Agreement, or that would result in any of the conditions to completion of the merger not being satisfied, except as otherwise permitted under the Agreement. Diamond has also agreed not to take or omit to take any action that would adversely affect or delay its ability to obtain any required regulatory approval or to take any other action that could materially delay or affect Diamond's ability to complete the merger. The Company has also agreed that, in addition to the other restrictions set forth in the Agreement, it will conduct its business in the usual course consistent with past practice and use reasonable best efforts to preserve intact its business organization, properties and assets, and maintain its rights, franchises and existing relationships with customers, suppliers, employees and business associates. The Company has further agreed that it will not, and will not permit any of its subsidiaries to, undertake any of the following activities without the prior written consent of Diamond, subject to the exceptions noted below and the exceptions set forth in the Agreement:

- issuing any additional shares of capital stock, stock options or other rights to acquire capital stock, other than pursuant to the exercise of stock options and the delivery of unrestricted shares upon the vesting of restricted stock awarded under the Company's recognition and retention plan;

- issuing any other securities, debentures or subordinated notes;

- paying any dividends or other distributions on its capital stock, other than the payment by the Company of regular quarterly cash dividends in the amount of $0.08 per share and other than dividends from wholly owned subsidiaries;

- increasing employee compensation or benefits, entering into, renew, amend or terminate any employment, change in control or similar agreement, hiring new officers, promoting any employee to a rank of or above vice president, or paying aggregate expenses of more than $2,500 for employees or directors to attend conventions or similar meetings, other than annual bonuses and normal increases in salary for rank and file employees consistent with past practice and the renewal or extension of the existing employment agreement with Martin W. Trofimuk consistent with past practices;

- selling, transferring or encumbering any of its assets, except in the ordinary course of business consistent with past practice, or selling or transferring any of its deposit liabilities;

- entering into or modifying any lease or license relating to real or personal property or intellectual property, except in the ordinary course of business consistent with past practice in an amount involving less than $25,000;

- acquiring the assets, business or properties of any person, other than pursuant to foreclosure or in a fiduciary capacity;

- selling or acquiring any loans (excluding originations), loan participations or servicing rights;

- amending its certificate of incorporation, charter or bylaws;

- materially changing its accounting principles, practices or methods, except as may be required by generally accepted accounting principles or any governmental authority;

- entering into, materially modifying, terminating or renewing any material contract;

- settling any legal claims involving an amount in excess of $25,000, excluding amounts paid or reimbursed under any insurance policy;

- foreclosing upon any real property without obtaining a phase one environmental assessment, except for one- to four-family residential properties of five acres or less which are not believed to contain potential environmental contaminants;

- voluntarily changing its deposit mix or increasing or decreasing the interest rate paid on its deposits except in a manner consistent with past practice;

- opening any new branch office or deposit taking facility, or closing or relocating any existing branch or other facility;

- acquiring any investment securities other than non-callable securities with a projected average life of less than three years in the ordinary course of business consistent with past practice, entering into any derivatives contract or structured note, or entering into, modifying or extending the terms of any agreement relating to the hedging of interest rate risk;

- making capital expenditures of more than $10,000 individually or $25,000 in the aggregate;

- materially changing its loan underwriting policies or lending in excess of specified amounts;

- investing in any new or existing joint venture or any new real estate development or construction activity;

- materially changing its interest rate and other risk management policies and practices;

- incurring any debt other than Federal Home Loan Bank advances or repurchase agreements having a term of one year or less in the ordinary course of business consistent with past practice;

- making charitable contributions in excess of $1,000 individually or $5,000 in the aggregate; or

- entering into any new lines of business.

No Solicitation. In addition to the restrictions listed above, the Company has agreed that it will not encourage or enter into negotiations for any third party proposal for a merger or consolidation with the Company, or acquisition of substantially all of the assets of the Company or of the stock of the Company representing more than 50% of its outstanding voting power (referred to as an "alternative proposal"). Notwithstanding this agreement, if the Company receives an unsolicited alternative proposal that the Company's board of directors concludes in good faith is, or is reasonably likely to be, more favorable from a financial point of view to the Company stockholders than the merger with Diamond (referred to as a "superior proposal"), the Company may provide information to and negotiate with the third party which submitted the alternative proposal if the Company's board of directors determines in good faith after the receipt of written advice from its outside counsel, that the failure to do so would more likely than not violate its fiduciary duties under Delaware law. The Company must promptly notify Diamond of any alternative proposal received and apprise it of any related developments.

The Company's pursuit of a superior proposal could result in the Company owing Diamond a termination fee of $1,750,000 in cash. See *"--Termination of the Agreement"* below.

Termination of the Agreement. The Agreement may be terminated in writing prior to the effective time of the merger by:

- the mutual consent of the boards of directors of the Company and Diamond;

- by the board of the Company or Diamond if:

  - the other party materially breaches its material representations and warranties or obligations under the Agreement and does not cure the violation within 30 days after being notified of the breach, provided that the party seeking termination is not itself in material breach of its material representations and warranties or obligations under the Agreement;

  - if a regulatory authority does not grant an approval needed to complete the merger or Diamond's ownership of North Federal, provided that the non-approval is not due to the failure of the party seeking termination to perform its obligations under the Agreement, or a court or other governmental body issues a final, non-appealable order prohibiting the merger or Diamond's ownership of North Federal;

  - at any time following the Meeting if, at the Meeting, the Company's stockholders voted not to adopt the Agreement, provided that termination under this clause will not be effective if, under the circumstances described below, Diamond seeks to terminate as a result of the Company's board of directors changing its recommendation that the Company stockholders vote in favor of adopting the Agreement; or

  - if the merger has not been completed by February 28, 2005, provided that the party seeking termination is not then in material breach of its material representations and warranties or obligations under the Agreement.

- The Agreement may also be terminated by Diamond if:

  - prior to June 30, 2004, Diamond receives reports concluding that the Company could reasonably be required to expend more than $500,000 for remediation of any environmental problems, subject to the Company's right to require a review of these reports by one of at least three independent experts proposed by the Company. If the Company asserts this right, then Diamond will not have the right to terminate unless the independent expert selected concludes that remediation costs projected by the original report are more likely than not accurate;

  - the Company's board of directors withdraws or changes in a manner adverse to Diamond the board's recommendation that the Company's stockholders vote in favor of adoption of the Agreement. If Diamond terminates the Agreement pursuant to this clause, it will be entitled to a $1,750,000 termination fee as described below; or

  - prior to January 31, 2005, any approval or consent from any regulatory authority required to be obtained by Diamond to complete the merger and Diamond's ownership of North Federal has not been obtained, despite Diamond's best efforts to obtain the approval or consent sought, and assuming Diamond is not in breach of any of its representations, warranties, or obligations under the Agreement.

- The Agreement may also be terminated by the Company in order to enter into an agreement with a third party for an alternative proposal which the Company's board of directors has determined to be a superior proposal compared to the merger with Diamond and which is not matched by Diamond. See *"-- No Solicitation"* above. In order to terminate the Agreement under this clause, the Company must first pay Diamond a $1,750,000 termination fee as described below.

Payments Associated with Certain Terminations of the Agreement. In the event that the Agreement is terminated, the Agreement will become void and have no effect, except for:

- provisions relating to confidential information;

- provisions relating to expenses;

- provisions relating to a termination fee in the amount of $1,750,000 payable to Diamond if any of the following events occur:

  - Diamond terminates the Agreement as a result of the Company's board of directors withdrawing or changing in a manner adverse to Diamond its recommendation that the Company's stockholders vote in favor of adoption of the Agreement.

  - The Company terminates the Agreement in order to enter into an agreement with a third party for an alternative proposal which the Company's board of directors has determined to be a superior proposal compared to the merger with Diamond.

  - The Company or North Federal enters into a binding letter of intent or definitive agreement relating to a change in control of the Company or North Federal, or a substantial portion of the assets of either of them, within one year after termination of the Agreement by Diamond as a result of an uncured material breach of the Agreement by the Company, provided that the amount of the termination fee paid to Diamond under this provision of the Agreement shall be credited against and reduce any obligation the Company may have to Diamond for damages or other relief as a result of a willful material breach of the Agreement by the Company.

  - A transaction involving a change in control of the Company or North Federal, or a substantial portion of the assets of either of them, is consummated within 18 months after termination of the Agreement by Diamond as a result of an uncured material breach of the Agreement by the Company, provided that Diamond under this provision of the Agreement shall be credited against and reduce any obligation the Company may have to Diamond for damages or other relief as a result of a willful material breach of the Agreement by the Company.

  - A transaction involving a change in control of the Company or North Federal, or a substantial portion of the assets of either of them, is consummated within 18 months after termination of the Agreement by either Diamond or the Company as a result of the stockholders of the Company failing to adopt the Agreement at the Meeting, provided that an alternative proposal arises prior to the Meeting. See *"-- No Solicitation"* above.

The Agreement provides that upon payment of the termination fee, the Company will have no further obligation to Diamond under the Agreement or otherwise relating to the merger, except as set forth in the third and fourth bullet points above.

- provisions relating to the disposition of the $2.0 million deposit made by Diamond if any of the following events occur:

  - the entire deposit shall be forfeited by Diamond to the Company as liquidated damages if:

    - the Company terminates the Agreement as a result of an uncured material breach of the Agreement by Diamond, or

    - either party terminates the Agreement as a result of the merger not closing on or before February 28, 2005 as a result of the failure to receive a regulatory approval required to complete the merger or the existence of a legal prohibition to completing the merger, provided that the terminating party is not in material breach of any of its material representations or warranties, or has not complied with any of its covenants or obligations under the Agreement.

  - $250,000 of the deposit shall be forfeited by Diamond to the Company if Diamond terminates the Agreement on or before September 5, 2004, if, as of August 31, 2004, all regulatory approvals required to consummate the merger have not been received despite Diamond's best efforts to obtain the approvals, and Diamond is not in breach of any of its representations, warranties, covenants or obligations under the Agreement.

  - $500,000 of the deposit shall be forfeited by Diamond to the Company if Diamond terminates the Agreement on or before December 5, 2004, if, as of November 30, 2004, all regulatory approvals required to consummate the merger have not been received despite Diamond's best efforts to obtain the approvals, and Diamond is not in breach of any of its representations, warranties, covenants or obligations under the Agreement.

  - $750,000 of the deposit shall be forfeited by Diamond to the Company if Diamond terminates the Agreement on or before February 5, 2005, if, as of January 31, 2005, all regulatory approvals required to consummate the merger have not been received despite Diamond's best efforts to obtain the approvals, and Diamond is not in breach of any of its representations, warranties, covenants or obligations under the Agreement.

Notwithstanding the foregoing, no portion of the deposit shall be forfeited by Diamond if the governmental authority from whom approval is sought indicates that the failure to obtain the approval is the result of the operational activities, current management or financial condition of North Federal. In addition, if the Agreement is terminated for any reason other than as set forth above, the Company must immediately return the deposit, in full, to Diamond. The Agreement further provides that upon forfeiture of the deposit, or the applicable portion, as appropriate, Diamond will have no further obligation to the Company under the Agreement or otherwise relating to the merger or Diamond's ownership of North Federal, and the balance of the deposit, if any, shall be returned to Diamond.

SUPPORT AGREEMENTS

The Company's directors and executive officers and their immediate family members own 305,749 or 26.71% of the shares of the Company's common stock as of {‾‾‾‾‾‾}**[June 23]**, 2004 (excluding options). As provided for in the Agreement, all the then-current directors and executive officers entered into separate support agreements with Diamond, each dated as of April 8, 2004. Pursuant to these support agreements, the directors and executive officers have agreed that all of the Company's common stock held by them will be voted in favor of the Agreement; provided, however, that nothing in the support agreements will prevent those stockholders (or any representative of any such stockholder) from discharging his or her fiduciary duties as a member of the Company's board of directors. The support agreements also prohibit the directors and executive officers from transferring any voting interest in his or her shares except to a person who agrees to be bound by the terms of the support agreement. In addition, Diamond and its affiliates hold a total of 111,171 or 9.71% of the Company's common stock as of {‾‾‾‾‾‾‾}**[June 23]**, 2004. These shares are also subject to a support agreement and will be voted in favor of approval and adoption of the Agreement.

WAIVER; AMENDMENT

Diamond and the Company can agree to amend the Agreement and each of them can waive their right to require the other party to adhere to the terms and conditions of the Agreement, where law allows. After the Company's stockholders have adopted the Agreement, however, no amendment may change the amount or form of consideration to be received by the Company's stockholders in the merger, or otherwise materially adversely affect the Company stockholders, without their approval.

EXPENSES

The Agreement provides that each party will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the Agreement, including fees and expenses of its accountants and counsel.

EMPLOYEE BENEFIT MATTERS

The Agreement calls for Diamond to assume and continue the Company's employee benefit plans and arrangements, other than the Company's stock-based plans which will be terminated as part of the merger. Diamond reserves the right to amend or terminate any continuing plans and arrangements, other than the Company's general severance plan, which will be amended by the Company prior to the merger to limit the severance benefit, if any, to relate to service prior to the merger.

INTERESTS OF THE COMPANY'S INSIDERS IN THE MERGER

Some members of the Company's management and board of directors have interests in the merger that are in addition to or different from the interests of the Company's stockholders. The Company's board of directors was aware of these interests and considered them when it approved the Agreement and recommended it for stockholder approval. The following summary describes these varying or additional agreements or benefits being afforded the Company's directors and officers in the Agreement. To the extent the Company's officers and directors are stockholders of the Company, they will receive the same Merger Consideration and related rights in that capacity as do all the stockholders. These additional or different benefits are being provided to them in their capacity as management officials and not as stockholders.

Termination of Current Employment Agreements. Joseph A. Graber, President and Chief Executive Officer of the Company, has an employment agreement with North Federal pursuant to which he will receive, upon completion of the merger, a lump sum cash payment of approximately $421,590 and continuation of his current health benefits for the remaining term of his employment agreement. The lump sum payment is subject to cutback to avoid tax penalties and loss of tax deductibility under the Internal Revenue Code.

Each of Victor E. Caputo, Executive Vice President and Chief Operating Officer, and Martin W. Trofimuk, Vice President and Treasurer, of the Company and North Federal has a pre-existing employment agreement with North Federal that will be assumed by Diamond in the merger. The agreements provide that if the officer's employment is "involuntarily terminated" in connection with or within 12 months after a change in control (which will occur upon completion of the merger), he will be entitled to receive:

- a lump sum payment equal to three times (one times in the case of Mr. Trofimuk) his average annual compensation over the past five full calendar years; and

- continuation of health benefits for the remaining term of the agreement.

The term "involuntary termination" is defined to include termination of employment by the employer (other than for cause or due to death, disability, retirement or specified violations of law) without the officer's consent or by the officer following a material reduction of or interference with his duties, responsibilities or benefits without his consent.

Based on current compensation levels, if their employment were involuntarily terminated in connection with or within one year after the merger, the aggregate lump sum payments to Messrs. Caputo and Trofimuk would be $315,445, and $64,920, respectively.   The benefits payable under the employment agreements are subject to cutback to avoid tax penalties and loss of tax deductibility under the Internal Revenue Code.

It is currently contemplated that Messrs. Caputo and Trofimuk will continue with the Company and North Federal in their present positions following completion of the merger.

Payment for Company Options and Restricted Stock. The Company has issued stock options to directors, officers and employees of the Company and North Federal. All of these options were vested and exercisable as of ~~[_____ __]~~**[June 23]**, 2004. As of that date, there were 35,001 of these stock options outstanding. The weighted average exercise price of the options as of ~~[_____ __]~~**[June 23]**, 2004 was $12.32. The last sale price of the Company's common stock on April 7, 2004 (the date immediately prior to the announcement of the merger) was $19.40. Therefore, if all the options had been exercised on April 7, 2004, they would have been able to purchase 35,001 shares of the Company's common stock at an aggregate price of $248,000 below the then-current market value.

At the closing of the merger, all outstanding options to purchase shares of the Company's common stock shall be cancelled, and each option holder will receive an amount equal to the excess of the Merger Consideration paid at the closing of the merger over the exercise price per share of each option (less required withholding taxes). The gross amount paid for these options will be approximately $365,000 in the aggregate, which is $117,000 more than would be obtained based on the last sale price of the Company's common stock as of April 7, 2004.

The Company also has 1,600 shares of restricted stock outstanding which have not yet vested. These shares were issued to eight employees (200 shares each), two of whom are executive officers. Pursuant to the Agreement, the vesting for all of these shares will be accelerated prior to the merger closing. Once vested, these shares will be exchanged for the Merger Consideration like all other outstanding shares.

Termination of Company Employee Stock Ownership Plan. Pursuant to the Agreement, the Company and North Federal shall satisfy and discharge all their obligations to their employee stock ownership plan, including all required employer contributions accruing prior to the closing. They also have agreed to terminate the employee stock ownership plan prior to the closing of the merger. Subject to the closing of the merger and receipt of an Internal Revenue Service tax qualification determination, the employee stock ownership plan shall distribute all of its assets to entitled participants, including Messrs. Graber, Caputo and Trofimuk, in the form of a cash benefit payment in proportion to the employee stock ownership plan account balances, in accordance with applicable law and the governing documents of the employee stock ownership plan.

Indemnification and Continuance of Director and Officer Liability Insurance Coverage. The Agreement provides that for six years after the merger, Diamond and its subsidiaries must indemnify, defend and hold harmless the directors, officers, employees and agents of the Company and its subsidiaries to the fullest extent permitted under applicable law and the certificate of incorporation and bylaws of the Company and the charter and bylaws of North Federal with respect to claims arising from facts or events occurring prior to completion of the merger. Diamond also is required to advance expenses to the fullest extent permitted by law to any individual having a right of indemnification. Diamond also has agreed, for a period of at least three years after completion of the merger, to maintain officers' and directors' liability insurance to reimburse persons currently covered by the Company officers' and directors' liability insurance policy with respect to claims arising from facts or events occurring prior to completion of the merger. The terms of the insurance are to be at least as favorable as the current the Company policy; however, Diamond is not required to expend in the aggregate during the coverage period more than an amount equal to 150% of the annual premium most recently paid by the Company. If Diamond is unable to maintain or obtain the insurance required, Diamond must use its reasonable best efforts to obtain as much comparable insurance as is available for the amount specified, which may be in the form of tail coverage, or may request the Company to obtain tail coverage at its expense prior to completion of the merger

REGULATORY APPROVALS

Consummation of the merger is subject to the prior approval of the Office of Thrift Supervision, including an approval of: (i) the creation of an interim subsidiary by Diamond; (ii) the merger of the Company and Diamond's interim subsidiary; and (iii) Diamond's ownership of North Federal. Diamond has filed all the required applications with the Office of Thrift Supervision, and these applications have been accepted for review.

In reviewing these applications, the Office of Thrift Supervision must consider a number of factors, including the financial and managerial resources and future prospects of the Company and Diamond, separately and on a combined basis. It also must consider the impact of the merger on the convenience and needs of the communities served by the Company. The Office of Thrift Supervision may not approve the merger if it will result in a monopoly or have a prohibited anti-competitive effect. For a period of 15 to 30 days after receipt of Office of Thrift Supervision approval, the United States Department of Justice may object to the merger under the federal antitrust laws. While the Company believes that the likelihood of a Department of Justice objection is remote in this case, there can be no assurances that the Department of Justice will not seek to block the merger nor any assurances as to the outcome of such a challenge.

The merger cannot proceed without the requisite regulatory approvals. See "- Other Terms of the Merger -- *Conditions to Completing the Merger*." There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any such approval. The Company is not aware of any other regulatory approvals that would be required for consummation of the merger.

Any approval of the applications by the Office of Thrift Supervision merely implies the satisfaction of regulatory criteria for approval. It does not include a review of the merger from the standpoint of the adequacy of the Merger Consideration. Furthermore, regulatory approvals do not constitute an endorsement of or a recommendation in favor of the merger.

OPINION OF THE COMPANY'S FINANCIAL ADVISOR

ENGAGEMENT OF KBW

KBW has acted as financial advisor to the Company in connection with the Company's consideration of a possible merger transaction with a third party and to render an opinion with respect to the fairness from a financial point of view of the consideration to be received by the stockholders of the Company. KBW was selected to act as the Company's financial advisor based upon its qualifications, expertise and reputation. KBW is a nationally recognized investment banking firm. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, the Company. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, equity securities of the Company for KBW's own account and for the accounts of its customers.

As the Company's financial advisor, KBW assisted the Company in finding and evaluating potential acquirors, in analyzing Diamond's proposal and negotiating certain terms of the merger included in the Agreement. In connection with KBW's engagement, the Company asked KBW to evaluate the fairness of the Merger Consideration to the Company's stockholders from a financial point of view. On April 8, 2004 KBW delivered its written fairness opinion to the Company's board of directors that, as of April 8, 2004, and based upon and subject to various matters set forth in that opinion, the Merger Consideration was fair to the Company's stockholders from a financial point of view. Subsequently, on April 9, 2004, the merger was announced. In rendering KBW's advice and opinion, no limitations were imposed by the Company upon KBW with respect to the investigations made or procedures followed by it in rendering its opinion.

FAIRNESS OPINION

With KBW's consent, the full text of the April 8, 2004 opinion of KBW, which sets forth a description of the procedures followed, assumptions made, matters considered and limits on the review undertaken in connection with such opinion, is attached to this document as Appendix B and is incorporated into this proxy statement by reference. Stockholders are urged to read the opinion in its entirety. KBW's opinion is directed to the Company's board of directors and relates only to the fairness of the consideration provided in the merger agreement from a financial point of view and does not address any other aspect of the proposed merger or any related transaction, and does not constitute a recommendation to any stockholder as to how such a stockholder should vote with respect to the merger or any other matter. The following summary of the opinion is qualified in its entirety by reference to the full text of the opinion. This summary does not purport to be a complete description of the analysis performed by KBW and should not be construed independent of the other information considered by KBW in rendering its opinion. Selecting portions of KBW's analysis or isolating certain aspects of the comparable transactions without considering all analyses and factors, could create an incomplete or potentially misleading view of the evaluation process.

In rendering its opinion, KBW reviewed, analyzed and relied upon the following material relating to the financial and operating condition of the Company and Diamond:

- a draft of the Agreement;

- annual reports to stockholders and annual reports on Form 10-KSB of the Company for the three years ended December 31, 2003;

- recent quarterly reports on Form 10-QSB of the Company;

- other financial information concerning the businesses and operations of the Company and Diamond furnished to KBW by the Company and Diamond for the purpose of KBW's analysis;

- publicly available information concerning the trading of, and the trading market for, the common stock of the Company;

- publicly available information with respect to publicly traded companies and the nature and terms of certain other transactions that KBW considered relevant to its inquiry; and

- other related information of the Company and Diamond furnished to KBW by the Company and Diamond for the purpose of KBW's analysis;

KBW also held discussions with the respective senior management, principals and advisors to the Company and Diamond concerning their past and current operations, financial condition, prospects and regulatory relationships. KBW also considered such financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of financial institutions, including banks, bank holding companies, thrifts and other financial services companies generally. KBW's opinion was based upon conditions as they existed on the date of the opinion and could only be evaluated on the date thereof. In addition, the opinion was based upon information made available to KBW through the date thereof.

The analyses performed by KBW are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and

KBW did not attempt to verify such information independently. KBW relied upon the management of the Company as to the reasonableness and achievability of the financial and operating forecasts (the assumptions and basis therefore) provided to KBW, and assumed that such forecasts reflected the best available estimates and judgments of such management and that such forecasts would be realized in the amounts and in the time periods estimated by management. KBW also assumed, without independent verification, that the aggregate allowances for loan losses for the Company are adequate to cover such losses. KBW did not make or obtain any evaluations or appraisals of the property of the Company and Diamond, nor did KBW examine any individual loan credit files.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

- the merger will be completed substantially in accordance with the terms set forth in the Agreement;

- the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct;

- each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

- all conditions to the completion of the merger will be satisfied without any waivers; and

- in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements or amendments or modifications will be imposed that will have a material adverse effect on the future results of operations or financial condition of the Company, Diamond or the combined entity, as the case may be, or the contemplated benefits of the merger.

The following summary contains the material financial analyses employed by KBW in connection with providing its opinion, including a selected peer group analysis for the Company, selected merger transactions comparison, discounted cash flow analysis and summaries relating to the consideration structure and transaction overview. For purposes of these analyses, the financial information used by KBW for the Company and their comparable companies was as of, and for the quarter and twelve months ended December 31, 2003 and market price information was as of April 6, 2004, unless otherwise noted. This summary does not purport to be a complete description of all analyses employed by KBW.

SUMMARY OF MARKETING EFFORTS

In rendering its opinion, KBW considered the results from contacting several interested financial institutions about a potential strategic alliance with the Company. During this process, the following steps were taken by KBW to solicit potential interest in a strategic alliance with the Company:

- Thirty potential acquirors were contacted regarding a potential strategic partnership with the Company;

- Seventeen potential acquirors executed confidentiality agreements and received a confidential information memorandum; and

- Seven potential acquirors conveyed a non-binding indication of interest in the Company.

Though no assurance can be given that all potential strategic partners were identified and contacted during this process, KBW believes the marketing efforts support the Merger Consideration being fair from a financial point of view, as of the date of its fairness opinion.

The following is a summary of the material financial analyses KBW employed and summarized for the Company's board of directors in connection with its evaluation of the merger and KBW fairness opinion.

TRANSACTION OVERVIEW

In providing an overview of the merger, KBW noted that each share of common stock of the Company would be valued at $22.75 or an implied total consideration of $26.4 million (based on the Company's December 31, 2003 common shares outstanding of 1,144,695 and an additional 16,047 shares representing ~~{35,001}~~ **[35,002]** options based on the treasury method).   As of March 25, 2004, the principals of Diamond owned 111,171 of the common shares of the Company and planned to contribute those shares to Diamond Bancorp.

KBW calculated the following multiples:

Transaction Multiples (data as of 12/31/2003)

Premium/Market Price	61% [1]
Price/2003 EPS ($0.32)	71.1x
Price/Book Value ($11.79)	193%
Price/Tangible Book Value ($11.79)	193%
Price/Deposits	29.0%
Price/Core Deposits	35.1%
Tangible Premium/Core Deposits	17.2%

_____
[1] Based on the Company's stock price as of March 24, 2004.

Select Peer Group Analysis. KBW compared the financial and market performances of the Company to a peer group. KBW reviewed various financial measures, including earnings performance, operating efficiency, capital adequacy and asset quality, and various measures of market performance, including: price to last twelve months operating earnings, price to book values, price to tangible book values and dividend yield. KBW uses these measurements to determine relative value of the respected companies within the financial services industry.

The set of comparable companies selected as peers of the Company was comprised of 13 Midwestern thrifts with total assets between $100 million and $300 million. These companies are listed as follows, along with the state in which each is headquartered:

Park Bancorp, Inc. (IL)	Logansport Financial Corp. (IN)
Union Community Bancorp (IN)	Midland Capital Holdings (IL)
FFW Corporation (IN)	City Savings Financial Corp. (IN)
HFS Bank, FSB (IN)	AMB Financial Corp. (IN)
Northeast Indiana Bancorp, Inc. (IN)	Allied First Bancorp, Inc. (IL)
Blue River Bancshares, Inc. (IN)	East Side Financial (IL)
Great American Bancorp, Inc. (IL)	

The following table compares various financial condition measures of the Company to its peer group:

Financial Performance and Condition Measures	NBSI	Peer Group Median
Operating Return on Average Assets[1]	0.26%	0.73%
Operating Return on Average Equity[1]	2.55	7.45
Net Interest Margin	2.70	3.12
Efficiency Ratio	83.52	65.25
Tangible Equity/Tangible Assets	10.09	9.20
Equity/Assets	10.09	9.57
Core Capital/Tangible Assets	9.77	8.78
Tier 1 Ratio	15.29	14.10
Total Capital Ratio	15.70	15.00
Loan Loss Reserves/Total Net Charge Offs[2]	NM	138.83
Net Charge Offs/Average Loans	0.00	0.03

Note: Data as of three months ended 12/31/2003.

(1) Net income before extraordinary items less the after-tax portion of gain on sale of investment securities and non-recurring items. Assumes a 35% tax rate. Quarterly net income annualized.

(2) The Company had no charge-offs in this period.

KBW also compared the market performance ratios of the Company's peer group on April 8, 2004 to the Company's market ratios on March 24, 2004 *(prior to the public announcement of the Company's sale process)*.

Market Performance Ratio	NBSI	Peer Group Median
Price to:		
Last 12 Months Operating Earnings Per Share	50.57x	14.94x
Book Value Per Share	1.20	1.19
Tangible Book Value Per Share	1.20	1.19
Dividend Yield	2.26	1.96

Analysis of Recent Comparable Acquisitions. KBW analyzed two groups of select bank and thrift merger transactions—a Midwest thrift transaction group and an Illinois transaction group. The analysis compared the announced acquisition price of these transactions relative to the last twelve months earnings, stated book value, stated tangible book value, deposits and core deposits. The information analyzed was compiled by KBW from internal sources as well as from a data firm that monitors and publishes transaction summaries and descriptions of mergers and acquisitions in the financial services industry.

The Midwest thrift transaction group included 16 thrift acquisitions with transaction values ranging from $10 million to $50 million, in which the thrift acquiree was located in the Midwest and with assets ranging from approximately $50 million to $500 million announced between January 1, 2001 and April 6, 2004.

Midwest Thrift Transactions

Acquiror	Thrift Acquiree
Liberty Bancshares, Inc. (IA)*	StateFed Financial (IA)
Landmark Bancorp, Inc. (KS)	First Kansas Financial (KS)
Monarch Community Bancorp (MI)*	MSB Financial, Inc. (MI)
Bourbon Bancshares, Inc. (KY)	Kentucky First Bancorp (KY)
NS&L Acquisition Corp. (MO)	NS&L Bancorp, Inc. (MO)
Standard Bancshares Inc. (IL)	Security Financial Bancorp (IN)
Classic Bancshares Inc. (KY)	First Federal Financial (OH)
Midwest Banc Holdings Inc. (IL)	Big Foot Financial (IL)
National Bancshares (OH)	Peoples Financial Corporation (OH)
United Community Financial (OH)*	Potters Financial Corporation (OH)
Union Community Bancorp (IN)*	Montgomery Financial (IN)
Anchor BanCorp Wisconsin (WI)*	Ledger Capital Corp. (WI)
Polish National Alliance (IL)	PS Financial, Inc. (IL)
Camco Financial (OH)*	Columbia Financial of Kentucky (KY)
Chemical Financial (MI)	Bank West Financial (MI)
MB Financial, Inc. (IL)	FSL Holdings, Inc. (IL)

*Indicates thrift institution.

The Illinois transaction group included 14 bank and thrift acquisitions in which the acquiree was located in the state of Illinois and with assets ranging from approximately $100 million to $350 million announced between January 1, 2001 and April 6, 2004.

Select Illinois Transactions

Acquiror	Acquiree
First Busey Corporation (IL)	First Capital Bankshares, Inc. (Peoria)
BMO Financial Group (Canada)	Lakeland Financial Corporation (Round Lake)
Northern States Financial (IL)	Round Lake Bankcorp (Round Lake)
Wintrust Financial (IL)	Advantage National Bancorp (Elk Grove)
Standard Bancshares Inc. (IL)	East Side Bancorporation, Inc. (Chicago)
Midwest Banc Holdings Inc. (IL)	Big Foot Financial Corporation (Long Grove)*
Metropolitan Bank Group (IL)	Firstcom Bancorp, Inc. (Chicago)
Central Bancshares, Inc. (IA)	Marquette Bank Illinois (Galesburg)
MB Financial, Inc. (IL)	First Lincolnwood Corporation (Lincolnwood)
First Banks Inc. (MO)	Plains Financial Corporation (Des Plaines)
First Banks Inc. (MO)	Union Financial Group Ltd (Swansea)
MAF Bancorp, Inc. (IL)*	Mid Town Bancorp, Inc. (Chicago)
Polish National Alliance (IL)	PS Financial, Inc. (Chicago)*
MB Financial, Inc. (IL)	FSL Holdings, Inc. (South Holland)*

*Indicates thrift institution.

The following table compares information by KBW with respect to the selected transactions and transaction multiples as of their announcement dates. For purposes of this analysis, transaction multiples from the Diamond/Company merger were derived from the $22.75 per Company share transaction price for the Company and from other financial data primarily determined as of December 31, 2003.

	Diamond/ Company	Midwest Thrift Median	Illinois Median
Transaction Price to:			
Last 12 Months Earnings Per Share	71.1x	21.7x	19.8x
Book Value Per Share	193%	124%	180%
Tangible Book Value Per Share	193%	124%	184%
Deposits	29.03%	23.38%	22.11%
Tangible Premium/Core Deposits	17.17% [1]	6.34%	9.30%
Premium/Stock Price (30 Days Prior to Announcement)	62.73%	27.76%	24.67%

_____
[1] As of February 24, 2004.

KBW considered the information derived from these comparable groups to be statistically significant for the purposes of comparison, based on the above criteria producing 30 transactions with reported pricing metrics in the comparable groups. KBW viewed the six resulting metrics from the comparable transaction groups on a median basis, as the key metrics used to evaluate the fairness, from a financial point of view, of the transaction.

No company or transaction used as a comparison in the above analysis is identical to the Company or the merger. Accordingly, a review of these results is not solely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and transactions examined.

Discounted Cash Flow and Terminal Value Analysis. KBW estimated the present value of the Company's common stock based on continued independence and control sale scenarios by calculating the present value of the Company's projected cash flows. KBW's analysis assumes that excess capital above an 8.0% tangible {equity/total} **[equity/tangible]** assets ratio represents free cash flow available for dividends. For purposes of this analysis, KBW applied discount rates ranging from 9% to 15%. KBW relied on financial projections provided by the Company's management and assumed terminal values of 14 to 18 times projected forward earnings for the continued independence scenario and 20 to 28 times forward earnings for the control sale scenario. The analysis resulted in values ranging from $9.17 to $14.15 per Company share for the continued independence sale scenario and $12.22 to $20.80 per Company share for the control sale scenario.

KBW stated that the discounted cash flow present value analysis is widely used valuation methodology, but noted that it relies on numerous assumptions including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Company common stock.

In January 2004, the Company executed an engagement letter with KBW relating to the services to be provided by KBW in connection with the merger. KBW received a cash fee of $25,000 (the "Engagement Fee") at the time the letter was executed. Under that engagement letter, KBW will receive a fee (the "Contingent Fee") of approximately 1.25% of the aggregate consideration to be paid to Company stockholders, based on all outstanding shares of and options for the Company's common stock, or approximately $330,000 for services rendered for the Company in connection with the merger. In addition, the Company has paid KBW a fee of $50,000 concurrently with the delivery of KBW's fairness opinion respecting the Merger Consideration. The Engagement Fee paid prior to the Contingent Fee payment will be credited against the Contingent Fee. The Company also has agreed to reimburse KBW for certain reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify KBW and KBW's affiliates and their respective directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liability under the federal securities laws. Prior to entering into the engagement letter with the Company, KBW had not been paid any fees for services to the Company during the preceding two full fiscal years.

MATERIAL TAX CONSEQUENCES TO STOCKHOLDERS OF THE COMPANY

The following is a discussion of the material federal income tax consequences of the merger to stockholders of the Company. The discussion is based upon the Internal Revenue Code of 1986 (the "Code"), Treasury Regulations, Internal Revenue Service rulings and judicial and administrative decisions in effect as of the date of this proxy statement. This discussion assumes that a stockholder's shares of the Company's common stock are generally held for investment. In addition, this discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or to any stockholders subject to special rules.

The receipt of the Merger Consideration for shares of the Company's common stock in connection with the merger will be a taxable transaction for federal income tax purposes to stockholders receiving such consideration. It may be a taxable transaction for state, local and foreign tax purposes as well. Each stockholder receiving the Merger Consideration will recognize a gain or loss measured by the difference between the tax basis for the shares of the Company's common stock owned by each stockholder at the time of the merger and the amount of cash received as the Merger Consideration for those shares. Payments should be included in the calculation of income in the year received. The resulting gain or loss will be a capital gain or loss, if the Company's common stock is a capital asset.

The cash paid as Merger Consideration to the Company's stockholders in exchange for the Company's common stock pursuant to the merger generally will be subject to "backup withholding" for federal income tax purposes, unless certain requirements are met. Under federal law, the third-party paying agent must withhold 28% of the cash payments to holders of Company common stock to whom backup withholding applies (assuming the payments are made in 2004), and the federal income tax liability of these persons will be reduced by the amount that is withheld. To avoid backup withholding, a holder of Company common stock must provide the third-party paying agent with the holder's taxpayer identification number and complete a Form W-9 Request for Taxpayer Identification Number and Certification in which the holder certifies that he, she or it has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding as a result of a failure to report interest and dividends. The taxpayer identification number of an individual is his or her social security number. The Form W-9 will be provided with the letter of transmittal to be forwarded by Diamond, which will request that the Company's stockholders surrender their shares. To avoid backup withholding, a stockholder must complete that Form W-9 and mail it, along with the letter of transmittal, as instructed therein.

Neither Diamond nor the Company has requested or will request a ruling from the Internal Revenue Service as to any of the tax effects to the Company's stockholders of the transactions discussed in this proxy statement, and no opinion of counsel has been or will be rendered to the Company's stockholders with respect to any of the tax effects of the merger to stockholders.

THE ABOVE SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING ON AN

INDIVIDUAL BASIS. IN ADDITION TO THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSED ABOVE, CONSUMMATION OF THE MERGER MAY HAVE SIGNIFICANT STATE AND LOCAL INCOME TAX CONSEQUENCES THAT ARE NOT DISCUSSED IN THIS PROXY STATEMENT. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS WITH SPECIFIC REFERENCE TO THE EFFECT OF YOUR PARTICULAR FACTS AND CIRCUMSTANCES ON THE MATTERS DISCUSSED IN THIS PROXY STATEMENT.

STOCKHOLDER APPRAISAL RIGHT

Section 262 of the Delaware General Corporation Law entitles any stockholder of the Company who objects to the merger and who follows the prescribed procedures to receive cash equal to the "fair value" of such stockholder's shares of the Company's common stock in lieu of receiving the Merger Consideration. Set forth below is a summary of the procedures relating to the exercise of such appraisal rights. This summary does not purport to be a complete statement of the appraisal rights and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, which is reproduced in full and attached as Appendix C to this proxy statement. The delivery of this proxy statement with Appendix C constitutes the Company's notice of these appraisal rights required to be provided in Section 262.

Any record stockholder of the Company is entitled to dissent from the merger and exercise an appraisal right under Section 262 of the Delaware General Corporation Law, pursuant to which a stockholder may demand that the fair value of that stockholder's shares be judicially determined and paid for in cash by Diamond. A copy of Section 262 of the Delaware General Corporation Law is attached as Appendix C hereto. Any stockholder contemplating the exercise of appraisal rights is urged to carefully review the provisions of Section 262, particularly with respect to the procedural steps required to exercise such rights. Appraisal rights may be lost if the procedural requirements of Section 262 are not followed exactly. If appraisal rights are lost, a Company stockholder will receive the Merger Consideration to be received pursuant to the Agreement.

The following is a brief summary of the statutory procedures to be followed by any Company stockholder in order to perfect these appraisal rights under Delaware law. **This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law.**

To dissent from the merger and demand an appraisal, a Company stockholder must satisfy the following conditions:

- deliver a written demand for appraisal to the Company before the vote on the adoption of the Agreement;

- not vote in favor of the Agreement (the return of a signed proxy that does not specify a vote against the Agreement or a direction to abstain, will constitute a waiver of the stockholder's right of appraisal); and

- continuously hold the shares of the Company's common stock from the date of the making of the demand through the time the merger is completed.

If a Company stockholder fails to comply with any of these conditions, and the merger becomes effective, that stockholder will be entitled to receive only the Merger Consideration provided for in the Agreement. Failure by a Company stockholder to vote on the Agreement will not constitute a waiver of this appraisal right. Voting against the Agreement will not satisfy the requirement of a written demand for an appraisal.

All written demands for appraisal should be addressed to: North Bancshares, Inc., 100 West North Avenue, Chicago, Illinois 60610-1399, Attention: Joseph A. Graber, President and Chief Executive Officer, before the vote concerning the Agreement at the Meeting. These written demands should be executed by, or on behalf of, the holder of record. The written demand should reasonably inform the Company of the identity of the dissenting stockholder and of that stockholder's intent to demand an appraisal of his, her or its shares of the Company's common stock. If any shares of the Company's common stock are owned of record in a fiduciary capacity, as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If any shares of the Company's common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record owner. A record owner, such as a broker, who holds shares of the Company's common stock as a nominee for others may exercise rights of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such rights for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of the Company's common stock in the name of such record owner.

Within 10 days after the merger, Diamond must give written notice that the merger has become effective to each former holder of the Company's common stock who filed a written demand for appraisal and did not vote in favor of the Agreement. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of that notice, demand in writing from Diamond (or the Company if it is not yet liquidated) the appraisal of the stockholder's shares of the Company's common stock. Within 120 days after the completion of the merger, either Diamond (or the Company if it is not yet liquidated) or any Company stockholder who has complied with Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of the Company's common stock held by all stockholders entitled to appraisal of their shares. It is currently expected that Diamond will not file such a petition. Because Diamond has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify the stockholder's previous written demand for appraisal.

If a petition for appraisal is duly filed by a Company stockholder and a copy is delivered to Diamond, Diamond will then be obligated within 20 days of receipt of such copy to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreement as to the value of such shares has not been reached. After notice to such stockholders, the Court of Chancery is empowered to conduct a hearing to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights.

The Court of Chancery will then appraise the shares of the Company's common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger. When the value is determined, the Court will direct the payment by Diamond of such value, with interest thereon, simple or compound, if the Court so determines, to the stockholders entitled to receive the amount.

Stockholders of the Company who are considering seeking an appraisal should bear in mind that the fair value of their shares of the Company's common stock determined under Section 262 could be more than, the same as or less than the consideration they are to receive pursuant to the Agreement if they do not seek appraisal of their shares.

Costs of the appraisal proceeding may be assessed against the stockholder by the court as the court deems equitable in the circumstances.

Any Company stockholder who has duly demanded an appraisal of his, her or its shares in compliance with Section 262 will not be entitled to vote those shares of Company common stock after the effective time of the merger, or be entitled to the payment of dividends or other distributions on those shares of the Company's common stock (except dividends or other distributions payable to holders of record or shares of our common stock as of a record date, which is prior to the effective time of the merger). If any stockholder who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, the shares of Company common stock of the holder will be deemed to have been converted, at the effective time of the merger, into the right to receive the Merger Consideration. A stockholder may withdraw a demand for appraisal by delivering to the Company or the surviving corporation a written withdrawal of the demand for appraisal and an acceptance of the merger except that any attempt to withdraw made more than 60 days after the effective time of the merger will require the surviving corporation's written approval. Once a petition for appraisal has been filed, the appraisal proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery.

Failure to comply strictly with these procedures will cause the stockholder to lose his, her or its appraisal right. Consequently, any Company stockholder who desires to exercise these appraisal rights is urged to consult a legal advisor before attempting to exercise this right.

It is a condition to Diamond's obligation to close the merger that the holders of less than 10% of the outstanding shares of Company common stock have perfected appraisal rights.

BUSINESS AND FINANCIAL STATEMENTS OF THE COMPANY

The Company was organized as a Delaware corporation in 1993 to be the holding company for North Federal in connection with its conversion from the mutual to stock form of ownership. The Company owns all of the outstanding shares of stock of North Federal. The Company is subject to regulation by the Office of Thrift Supervision. Since its formation, the Company's principal activity has been to direct and continue the business of North Federal. At March 31, 2004, the Company had $133.3 million in assets and $13.6 million in stockholders' equity (or 10.2% of total assets on that date).

North Federal is a federally chartered savings association headquartered in Chicago, Illinois. It is regulated by the Office of Thrift Supervision, and its deposits are insured by the FDIC. The principal business of North Federal is to attract retail deposits from the general public and invest these funds in residential mortgages and certain other types of loans to persons in the community it serves. North Federal operates from one office in Chicago, Illinois and a branch in Wilmette, Illinois.

A copy of the Company's Form 10-KSB for the year ended December 31, 2003 is attached as Appendix D and is incorporated in this proxy statement by reference. The Form 10-KSB includes the Company's consolidated statements of financial condition at December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended December 31, 2003, 2002 and 2001. The independent auditor's report on the Company's December 31, 2003 consolidated financial statements is included in the Form 10-KSB.

A copy of the Company's Form 10-QSB for the quarter ended March 31, 2004 is attached as Appendix E and is incorporated herein by reference. The Form 10-QSB includes the Company's unaudited consolidated statements of financial condition at March 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the quarters then ended.

You may obtain a copy of the Form 10-KSB and 10-QSB attached to this proxy statement and the other annual, quarterly and current reports, proxy statements and other information filed by the Company with the Securities and Exchange Commission from the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington DC (call 1-(800) SEC-0330 for more information) or on the Securities and Exchange Commission's website at www.sec.gov under "Filings and Forms (EDGAR)."

BUSINESS AND FINANCIAL STATEMENTS OF DIAMOND

Diamond is a wholly-owned subsidiary of Northbrook Investments, LLC, an Illinois limited liability company and stockholder of the Company. The principals of Diamond have over 75 years experience in the financial services industry, including banking, insurance, brokerage and money management.

Diamond has represented to the Company in the Agreement that it will have sufficient funds to pay the aggregate Merger Consideration when the merger is closed. All information contained in this proxy statement with respect to Diamond has been supplied by Diamond for inclusion in this proxy statement and has not been independently verified by the Company.

STOCKHOLDER PROPOSALS

The Company will hold an annual meeting next year, only if the merger is not completed. In order to be eligible for inclusion in the Company's proxy materials for that annual meeting, a stockholder proposal to take action at such meeting must be received by the Company at 100 West North Avenue, Chicago, Illinois 60610-1399, no later than November 22, 2004. Any proposal shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended. Otherwise, any stockholder proposal to take action at that meeting must be received by the Company at 100 West North Avenue, Chicago, Illinois 60610-1399 by January 23, 2005; provided, however, that in the event that the date of the annual meeting is held before April 3, 2005, or after June 22, 2005, the stockholder proposal must be received not later than the close of business on the later of the 90th day prior to that annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of such meeting was first made. All stockholder proposals must also comply with the Company's by-laws and Delaware law.

OTHER MATTERS

Other than as described in this proxy statement, no business is scheduled to be transacted at the Meeting.

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